UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-39258

BTC Digital Ltd.

61 Robinson Road Level 6 & 7

#738, Singapore 068893

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On July 15, 2025, BTC Digital Ltd. (the “Company”) entered into a placement agent agreement (the “Placement Agent Agreement”) with Aegis Capital Corp. (the “Placement Agent”), relating to the Company’s registered direct offering of its ordinary shares, par value $0.06 per share (“Ordinary Shares”), to certain qualified institutional investors (the “Offering”), pursuant to certain securities purchase agreements (each, a “Purchase Agreement” and collectively, the “Purchase Agreements”). The Company issued a press release announcing the Offering on July 15, 2025.

The press release, the Placement Agent Agreement, and the form of Purchase Agreement are filed as Exhibits 99.1, 99.2 and 99.3 to this report and are each incorporated herein by reference, respectively. The press release, the Placement Agent Agreement, and the Purchase Agreement are qualified in their entirety by reference to the full text of such each such exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BTC Digital Ltd.

Date: July 15, 2025	By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Placement Agent Agreement
99.3	Form of Securities Purchase Agreement

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